EXHIBIT 99.1

Press Release Dated March 25, 2011

Suncor Energy doubles production capacity at St. Clair Ethanol Plant

News Release

FOR IMMEDIATE RELEASE

Suncor Energy doubles production capacity at St. Clair Ethanol Plant

Sarnia, Ontario (March 25, 2011) — Suncor Energy today recognized the completed expansion of its St. Clair Ethanol Plant at an event held on site in the Sarnia—Lambton region. The completion of this project has since doubled the plant’s production capacity from 200 to 400 million litres of ethanol per year, confirming it as Canada’s largest biofuel production facility.

“The St. Clair Ethanol Plant is the platform for growth of Suncor’s biofuels portfolio, and our successful expansion of the plant’s capacity not only reinforces our commitment to increasing renewable energy options in Canada but builds on the strength of our relationship with the St. Clair Township and the Sarnia-Lambton Region,” said Jim Provias, vice-president, Renewable Energy.

Government representatives joined Suncor executives and local stakeholders at the event recognizing the completion of the $120-million expansion project. The expansion created approximately 250 construction jobs and the plant now supports 63 full time office and operating staff. The St. Clair base plant opened in June 2006.

Suncor is one of the largest players in renewable energy in Canada. The expanded St. Clair Ethanol Plant, along with Suncor’s investment in four operating wind power projects across Canada, is expected to displace the equivalent of nearly one million tonnes of carbon dioxide per year — the equivalent of the annual tailpipe emissions of approximately 200,000 cars. Two additional Suncor wind power projects are currently under construction and scheduled for completion in 2011. Construction on the 88 megawatt (MW) Wintering Hills wind power project in Southern Alberta, which began in the second half of 2010, is expected to be completed by the end of 2011. At peak operation the project is expected to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of carbon dioxide (CO2) per year. In addition, a 20 MW project is currently under construction west of Thamesville, Ontario and is expected to be completed by mid 2011.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “targets,” “schedule,” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include the expectation that the expanded St. Clair Ethanol Plant, along with Suncor’s investment in four wind power projects across Canada will displace the equivalent of nearly one million tonnes of carbon dioxide per year; that construction of the Wintering Hills wind power project is expected to be completed by the end of 2011, and is projected to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of CO2 per year; and that construction on a 20 MW project west of Thamesville, Ontario is expected to be completed by mid 2011. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. The company’s renewable energy interests include four operational wind power projects totaling a generating capacity of 147 megawatts and Canada’s largest ethanol plant by production volume with a current production capacity of 400 million litres per year. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

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